 Animas Resources Ltd.            TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392 •

July 8, 2010

         NR 10-10

ANIMAS RESOURCES ADVANCES EXPLORATION AT KINSLEY MOUNTAIN GOLD PROPERTY, NEVADA

Animas Resources Ltd. (TSX.V:ANI) is pleased to report significant progress in its field exploration program at the Kinsley Mountain project in Nevada.

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Purchased public domain aeromagnetics geophysical data;

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Completed a multi-element soil geochemical survey covering the entire property;

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Completed a ground gravity geophysical survey;

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Scanned historic technical data and are building a comprehensive GIS data base;

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Planning a new geological map of the property, with selective geochemical sampling; and

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Completed an environmental audit.

Kinsley Mountain, Nevada

The Kinsley Mountain property is located in the Basin and Range of eastern Elko County, Nevada, between the towns of Ely and Wendover.  The property consists of 141 unpatented lode mining claims covering an area of approximately 1,136 hectares (2,807 acres).  Gold mineralization is hosted within a section of Cambrian sedimentary rock units including limestone, dolomite and shale.  This mineralization exhibits characteristics similar to other sedimentary-rock hosted “Carlin-type” gold deposits in northeastern Nevada.  Gold was discovered in the Kinsley Mountain area in the 1980’s, and Alta Gold produced some 135,000 ounces of gold from oxidized material mined from a number of small open pits. Kinsley Mountain gold deposit was discovered by USMX in 1984.  Alta Gold produced gold from 1994 to 1999 and abandoned the property in 2000.  Most of the property has not recently been systematically explored.

Animas has completed:

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Magee Geophysical Services of Reno Nevada completed a 424 station property-wide gravity geophysical survey.

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Enviroscientists, Inc. completed an environmental due diligence report.

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North American Exploration of Kaysville Utah completed a property-wide soil geochemical survey. A total of 1,610 samples are being analyzed by ALS Chemex for multi-element geochemistry.

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The preparation of a new geological map of the property, with full consideration of the geological characteristics of recent gold discoveries in nearby areas is nearly 75% complete and includes selective rock chip sampling. Map attributes will highlight what we understand to be diagnostic features of similar significant gold deposits.

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Animas purchased propriety regional aeromagnetic survey data for the region surrounding Kinsley Mountains from GETECH of Denver Colorado. This is 1,000‐foot elevation above the ground draped data acquired by PRJ in 1987‐ 1988 with a 1.5 x 1.5 mile traverse interval.

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Compilation and integration of all technical information within a Geographic Information System (GIS) for interpretation and exploration targeting and are building a comprehensive GIS data base. GEOMAX is under contract to maintain a complete exploration GIS database for the Kinsley Mountain project.

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Precision Document Imaging of Reno Nevada scanned more than 4,000 individual historic documents into a searchable computer-based archive.

Gregory E. McKelvey, President of Animas Resources Ltd. commented:  “our approach at Kinsley Mountain is to return to the basics of geological mapping, geochemical sampling, gathering up-to-date geophysical information and integrate it in light of new gold discoveries in this part of Nevada while using the new data and modern ideas to develop sound exploration targets. We are fortunate to have Dr. Odin Christensen leading this effort.”

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding.  Our mission is to grow Animas Resources through discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.  Golden Arrow and Kinsley Mountain are the most recent additions to the Animas exploration property portfolio.

This news release was prepared by Company management, who take full responsibility for its content.  The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

“Gregory E. McKelvey”

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Gregory E. McKelvey, President & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected